Exhibit 99.1

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2015 AND 2014

AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

TABLE OF CONTENTS

Page

Report of independent Registered Public Accounting Firm	1
Financial Statements
Balance Sheets	2
Statements of Operations and Comprehensive Income (Loss)	3
Statements of Change in Shareholders’ Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6-17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Suzhou E Motors Electric Buses Co., Ltd.

We have audited the accompanying balance sheets of Suzhou E Motors Electric Buses Co., Ltd. (the “Company”) as of December 31, 2015 and 2014, and the related statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2015. The Company’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Friedman LLP

New York, NY

July 12, 2016

1

Suzhou E Motors Electric Buses Co., Ltd.

Balance Sheets

(In US Dollars)

	December 31,	December 31,
	2015	2014
Assets
Current Assets
Cash and cash equivalents	$24,968	$23,498
Restricted cash	1,965,410	79,756
Accounts receivable - trade	1,704,635	723,730
Accounts receivable - related party	273,658	-
Due from factor	1,377,530	-
Manufacturing rebate receivable	6,052,200	-
Inventories, net	1,262,458	2,965,571
Due from related parties	2,736,567	2,728,562
Advances to suppliers, net	188,398	122,663
Prepaid value-added taxes	403,116	554,956
Other current assets	188,701	52,085
Total current assets	16,177,641	7,250,821

Property, plant and equipment, net	1,698,999	1,822,164

Other Assets
Intangible assets, net	2,777,935	3,428,334
Deferred tax assets	323,968	854,190
Investment	33,155	-
Total Assets	$21,011,698	$13,355,509

Liabilities and Shareholders' Equity
Current Liabilities
Short-term bank loans	$462,000	$-
Bank acceptance notes payable	1,965,410	79,756
Current portion of sale-leaseback liability	399,387	-
Accounts payable	3,795,982	904,767
Due to related parties	695,311	48,870
Customer deposits	177,760	55,708
Accrued liabilities and other payables	533,167	163,644
Total current liabilities	8,029,017	1,252,745

Sale-leaseback liability - long-term	293,613	-

Total liabilities	8,322,630	1,252,745

Shareholders' Equity
Registered capital	15,829,200	15,829,200
Accumulated deficit	(2,823,676)	(4,123,868)
Accumulated other comprehensive income (loss)	(316,456)	397,432
Total Shareholders' Equity	12,689,068	12,102,764

Total Liabilities and Shareholders' Equity	$21,011,698	$13,355,509

The accompanying notes are an integral part of these financial statements.

2

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Operations and Comprehensive Income (Loss)

(In US Dollars)

	For the Years Ended December 31,
	2015	2014
Revenues
Sales to third parties	$1,932,179	$2,753,060
Sales to related party	4,218,269	-
Manufacturing rebate income	6,307,650	-
Total revenue	12,458,098	2,753,060

Cost of revenues	9,166,396	3,086,537

Gross Profit (Loss)	3,291,702	(333,477)

Operating expenses
Selling expenses	69,178	101,750
General and administrative expenses	1,187,583	1,330,539
Research and development expenses	24,036	30,691
Total operating expenses	1,280,797	1,462,980

Income (loss) from operations	2,010,905	(1,796,457)

Other income (expenses)
Loss from equity method investment	(13,596)	-
Government subsidy income	482	78,950
Interest income (expense)	(48,210)	2,341
Other expenses, net	(145,426)	(52,896)
Total other income (expenses)	(206,750)	28,395

Income (loss) before income taxes	1,804,155	(1,768,062)

Provision (benefit) for income taxes	503,963	(407,673)

Net income (loss)	1,300,192	(1,360,389)

Other comprehensive loss:
Foreign currency translation losses	(713,888)	(58,776)

Comprehensive income (loss)	$586,304	$(1,419,165)

The accompanying notes are an integral part of these financial statements.

3

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2015 and 2014

(In US Dollars)

		Accumulated
		Other		Total
	Registered	Comprehensive	Accumulated	Shareholders'
	Capital	Income (Loss)	Deficit	Equity
Balance at December 31, 2013	$15,829,200	$456,208	$(2,763,479)	$13,521,929

Foreign currency translation losses	-	(58,776)	-	(58,776)
Net loss for the year	-	-	(1,360,389)	(1,360,389)

Balance at December 31, 2014	$15,829,200	$397,432	$(4,123,868)	$12,102,764

Foreign currency translation losses	-	(713,888)	-	(713,888)
Net income for the year	-	-	1,300,192	1,300,192

Balance at December 31, 2015	$15,829,200	$(316,456)	$(2,823,676)	$12,689,068

The accompanying notes are an integral part of these financial statements.

4

Suzhou E Motors Electric Buses Co., Ltd.

Statements of Cash Flows

(In US Dollars)

	For the Years Ended
	December 31,
	2015	2014

Cash flows from operating activities

Net income (loss)	$1,300,192	$(1,360,389)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Changes in allowances - accounts receivable	14,611	-
Inventory reserve	5,993	37,634
Depreciation expense	211,276	200,288
Deferred income tax provision (benefit)	503,963	(407,673)
Amortization of intangible asset	482,639	490,084
Loss on sale of fixed assets	116,632	-
Loss from equity method investment	13,596	-
Changes in operating assets and liabilities:
Accounts receivable	(4,885,508)	(458,570)
Manufacturing rebate receivable	(6,307,650)	-
Advances to suppliers	(75,494)	304,283
Inventory	1,600,144	683,982
Prepaid value added taxes	126,649	57,486
Other current assets	(145,347)	(31,146)
Accounts payable	3,056,605	(323,283)
Customer deposits	130,375	(258,385)
Accrued liabilities and other payables	394,438	246,585
Net cash used in operating activities	(3,456,886)	(819,104)

Cash flows from investing activities
Additions to property, plant and equipment	(303,300)	(77,286)
Additions to intangible assets	-	(559)
Collections on (payments to) related parties	(163,710)	592,534
Investment in unconsolidated entity	(48,150)	-
Net cash provided by (used in) investing activities	(515,160)	514,689

Cash flows from financing activities
Changes in restricted cash	(1,969,784)	(79,702)
Proceeds from factor	2,086,500	-
Loans from third party	724,658	-
Proceeds from (repayments to) related parties	(39,990)	48,837
Proceeds from bank acceptance notes	2,048,365	339,049
Repayments of bank acceptance notes	(78,581)	(259,347)
Proceeds from bank loans	481,500	-
Proceeds from sale-leaseback transaction	722,250	-
Net cash provided by financing activities	3,974,918	48,837

Effect of exchange rate changes on cash	(1,402)	(1,372)

Net increase (decrease) in cash	1,470	(256,950)

Cash - beginning of year	23,498	280,448

Cash - end of year	$24,968	$23,498

Supplemental disclosure information:
Income taxes paid	$-	$-
Interest paid	$45,031	$-

The accompanying notes are an integral part of these financial statements.

5

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Organization and nature of business

Suzhou E Motors Electric Buses Co., Ltd. (the “Company”) was incorporated under the laws of the People’s Republic of China (“China” or “PRC”) on March 21, 2011 in the City of Zhangjiagang, Jiangsu Province, China. The Company is jointly owned by Dr. Henglong Chen, Zhangjiagang Jinke Venture Capital Investment Co., Ltd. (“Jinke”) and Zhangjiagang Light Commercial Vehicles Co., Ltd. (“ZLCV”). Dr. Henglong Chen is also the controlling shareholder of ZLCV. The Company is primarily engaged in the research and development, production and sales of specialty electric vehicles ("EVs").

Note 2 – Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Use of Estimates

In preparing the financial statements in conformity with US GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements, as well as the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the useful lives of property and equipment; allowances pertaining to the allowance for doubtful accounts; the valuation of inventories; the valuation of deferred tax assets and intangible assets.

Fair Value of Financial Instruments

The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, “Fair Value Measurements”, defines fair value, establishes a three-level valuation hierarchy for fair value measurements and enhances disclosure requirements.

The three levels are defined as follows:

Level 1 - inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 - inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments including cash, restricted cash, accounts receivable, due from related parties, advances to suppliers, accounts payable, due to related parties, loans from related parties, customer deposits, accrued expenses, short term bank loans and bank acceptance notes payable approximates their recorded values due to their short-term maturities.

Cash and cash equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less and money market accounts to be cash equivalents. All cash balances are in bank accounts in PRC and are not insured by the Federal Deposit Insurance Corporation or other programs.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Restricted Cash

Restricted cash represents required cash deposits as collateral for bank acceptance notes payable. The Company is required to maintain 100% of the balance of the bank acceptance notes payable in restricted cash to ensure future credit availability. The Company earns interest at a variable rate per month on this restricted cash.

Concentrations of credit risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, trade accounts receivable and advances to suppliers. All of the Company’s cash is maintained with banks within the People’s Republic of China of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts. A significant portion of the Company's sales are credit sales which are primarily made to customers whose ability to pay is dependent upon the industry economics prevailing in these areas and the receipt of government subsidy on electric vehicles. The Company also makes advances to certain suppliers to ensure the stable supply of key raw materials. The Company performs ongoing credit evaluations of its customers and key suppliers to help further reduce credit risk.

Accounts receivable

Accounts receivable are presented net of an allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts for estimated losses. The Company reviews its accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual receivable balances, the Company considers many factors, including the age of the balance, customer’s historical payment history, its current credit-worthiness and current economic trends. Accounts are written off after efforts at collection prove unsuccessful.

Inventory

The Company values its inventories at the lower of cost, determined on a weighted average basis, or market. The Company reviews its inventories periodically to determine if any reserves are necessary for potential obsolescence or if a write-down is necessary if the carrying value exceeds net realizable value.

Advances to Suppliers

In order to ensure a steady supply of raw materials, the Company is required from time to time to make advances when placing its purchase orders. The Company reviews its advances to suppliers on a periodic basis and makes general and specific allowances when there is doubt as to the ability of a supplier to ship goods or to refund an advance to the Company.

Equity Investment

The Company classifies its long term investment on which the management considers the Company has significant influence but does not have control over as equity investment. Company uses the equity method to account for the investment.

Property and Equipment and Construction in Progress

Property and equipment are stated at cost less accumulated depreciation. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its present working condition and location for its intended use.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets. The estimated useful lives for significant property and equipment are as follows:

Buildings improvements	20 years
Machinery equipment	5-10 years
Transportation equipment	5 years
Office equipment	5 years
Electronic equipment	5 years

Repairs and maintenance costs are normally charged to earnings in the year in which they are incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of the asset, the expenditure is capitalized as an additional cost of the asset.

Construction in progress includes direct costs of construction or acquisition of equipment, interest expense associated with the loans used for the construction and design fees incurred. Capitalization of these costs ceases and the construction in progress is transferred to plant and equipment when substantially all the activities necessary to prepare the assets for their intended use are completed. No depreciation is provided until it is completed and ready for its intended use.

Customer Deposits

Customer deposits represent amounts received from customers in advance of shipments relating to the sales of the Company’s products.

Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as capital leases as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Revenue Recognition

The Company recognizes revenues under FAS Codification Topic 605 (“ASC 605”). Revenue is recognized when all of the following have occurred: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the price is fixed or determinable, and (iv) the ability to collect is reasonably assured. These criteria, as related to the Company’s revenue, are considered to have been met as follows:

Sales of products: The Company recognizes revenue on sales of product when the goods are delivered and title to the goods passes to the customer provided that there are no uncertainties regarding customer acceptance; persuasive evidence of the an arrangement exists; the sales price is fixed and determinable; and collectability is deemed probable.

Revenue from the rendering of services: Revenue from electric vehicle assembly services are recognized upon performance of services as stipulated in the underlying contract.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Government manufacturing rebate income: The Company is eligible for government manufacturing rebate on each of qualifying electric bus sold. The government manufacturing rebates are recognized as part of revenue when sales are finalized, amount of rebates can be reasonably estimated and collection is assured. The collectability of rebates can be assured as long as the sales are deemed qualifying based on the government announcement.

Cost of revenues

Cost of revenues includes cost of raw materials purchased, inbound freight cost, cost of direct labor, depreciation expense and other overhead. Write-down of inventory for lower of cost or market adjustments is also recorded in cost of revenues.

Foreign Currency Translation

The Company’s financial information is presented in U.S. dollars. The functional currency of the Company is the RMB, the currency of the PRC.  Any transactions, which are denominated in currencies other than RMB, are translated into RMB at the exchange rate quoted by the People’s Bank of China prevailing at the dates of the transactions, and exchange gains and losses are included in the statements of operations as foreign currency transaction gain or loss. The financial statements of the Company have been translated into U.S. dollars in accordance with ASC 830, “Foreign Currency Matters”. The financial information is first prepared in RMB and then is translated into U.S. dollars at period-end exchange rates for assets and liabilities and average exchange rates for revenue and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The effects of foreign currency translation adjustments are included as a component of accumulated other comprehensive income in shareholders’ equity. Cash flows from the Company’s operations are calculated based upon the local currencies using the average translation rate. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

The exchange rates in effect as of December 31, 2015 and 2014 were 1 RMB for $0.1540 and $0.1629, respectively. The average exchange rates for the years ended December 31, 2015 and 2014 were 1 RMB for $0.1605 and $0.1628, respectively.

Comprehensive Income (Loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under GAAP are recorded as an element of shareholder’s equity but are excluded from net income (loss). Other comprehensive income (loss) consists mainly of foreign currency translation adjustment.

Income Taxes

The Company is subject to the income tax laws of the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2015 and 2014. The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. ASC 740 requires an asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or future deductibility is uncertain.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

ASC 740-10-25 prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken (or expected to be taken) in a tax return. It also provides guidance on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, years open for tax examination, accounting for income taxes in interim periods and income tax disclosures. There were no material uncertain tax positions as of December 31, 2015 and 2014. All tax returns since the Company’s inception are subject to examination by tax authorities.

Value Added Tax (“VAT”)

The Company is subject to VAT for selling merchandise. The applicable VAT rate is 17% for products sold in the PRC. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of goods sold (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). Under the commercial practice of the PRC, the Company pays VAT based on tax invoices issued. The tax invoices may be issued subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event the PRC tax authorities dispute the date on which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty based on the amount of taxes which is determined to be late or deficient, with any penalty being expensed in the period when a determination is made by the tax authorities that a penalty is due. During the reporting periods, the Company had no dispute with PRC tax authorities and there was no tax penalty incurred.

Statement of Cash Flows

In accordance with ASC 230, “Statement of Cash Flows,” cash flows from the Company’s operations are calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheets.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by the political, economic, and legal environments in the PRC, in addition to the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political and social conditions in the PRC, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

The Company’s sales, purchases and expense transactions are denominated in RMB, and all of the Company’s assets and liabilities are also denominated in RMB. The RMB is not freely convertible into foreign currencies under the current law. In China, foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China, the central bank of China. Remittances in currencies other than RMB may require certain supporting documentation in order to effect the remittance.

The Company does not carry any business interruption insurance, products liability insurance or any other insurance policy except for a limited property insurance policy. As a result, the Company may incur uninsured losses, increasing the possibility that investors would lose their entire investment in the Company.

Research and development costs

Research and development costs are expensed to operations as incurred.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Recent accounting pronouncements

In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Updates (“ASU”) 2015-11, “Inventory (Topic 330) - Simplifying the Measurement of Inventory.” The amendments in this Update do not apply to inventory that is measured using last-in, first-out (LIFO) or the retail inventory method. The amendments apply to all other inventory, which includes inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in International Financial Reporting Standards (IFRS). For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We are currently in the process of evaluating this standard, but do not expect its adoption to have a material impact on our financial statements.

In August 2015, the FASB issued Accounting Standards Update No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date, or ASU 2015-14. This amendment defers the effective date of the previously issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, until the interim and annual reporting periods beginning after December 15, 2017. Earlier application is permitted for interim and annual reporting periods beginning after December 15, 2016. The Company is evaluating the effect of this standard the Company's financial position, results of operations and cash flows.

In November 2015, the FASB issued an Accounting Standards Update (ASU) intended to improve how deferred taxes are classified on companies' balance sheets. ASU 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, eliminates the current requirement for companies to present deferred tax liabilities and assets as current and non-current in a classified balance sheet. Instead, companies will be required to classify all deferred tax assets and liabilities as non-current. The amendments apply to all organizations that present a classified balance sheet. For public companies, the amendments are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company does not expect this update will have a material impact on the Company’s financial position.

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"), to increase the transparency and comparability about leases among entities. The new guidance requires lessees to recognize a lease liability and a corresponding lease asset for virtually all lease contracts. It also requires additional disclosures about leasing arrangements. ASU 2016-02 is effective for interim and annual periods beginning after December 15, 2018, and requires a modified retrospective approach to adoption. Early adoption is permitted. The Company is currently evaluating the impact of this new standard on its financial statements and related disclosures.

Note 3 – Accounts receivable

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014

Accounts receivable	$1,992,312	$723,730
Allowance for doubtful accounts	(14,019)	-

Accounts receivable, net	$1,978,293	$723,730

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 4 – Factoring Agreement

On November 30, 2015, the Company entered into a factoring agreement with Jiangsu Jinmao Business Factoring Co., Ltd. ("JJBF") to factor its accounts receivable in the amount of RMB 21,945,000 (approximately $3,379,530). Pursuant to the factoring agreement, JJBF has recourse against the Company in the event of a loss and the accounts receivable are assigned on a pre-approved basis. JJBF charged the Company one-time fee of $60,060 as well as a fixed annual interest rate of 6.8% on the advance payments.

Due from factor consisted of the following:

	December 31, 2015	December 31, 2014
Receivables assigned to factor	$3,379,530	$-
Advances from factor	(2,002,000)	-
Amounts due from factor	$1,377,530	$-

Note 5 – Inventory

Inventory consisted of the following:

	December 31, 2015	December 31, 2014

Raw materials	$237,452	$318,872
Finished products	174,638	1,531,823
Work in process	932,028	1,195,173
Subtotal	1,344,118	3,045,868
Inventory reserve	(81,660)	(80,297)
Total	$1,262,458	$2,965,571

Finished goods include direct material costs, direct labor costs and manufacturing overhead. During the years ended December 31, 2015 and 2014, inventory impairment reserves of $5,993 and $37,634, respectively, were charged to cost of revenues.

Note 6 – Manufacturing Rebate Receivable

On September 13, 2013, the Chinese Ministry of Finance, the Chinese Ministry of Science and Technology, the Chinese Ministry of Industry and Information Technology, and the Chinese National Development and Reform Commission issued a joint announcement that in order to promote the development, sale and use of alternative energy vehicles, Chinese government will provide manufacturing rebate to eligible alternative energy automobile manufacturers for qualifying alternative energy vehicles sold. The government manufacturing rebates are typically provided to eligible alternative energy automobile manufacturers within one year period after sales finalized and paperwork submitted.

Based on the criteria listed, the Company is eligible for about $48,150 government manufacturing rebate for each of the qualifying electric buses sold during the year ended December 31, 2015. 131 qualifying electric buses were sold during the year ended December 31, 2015 and thus the Company is eligible for totally $6,307,650 government manufacturing rebate. As of December 31, 2015, the Company has not received any payment of those government rebates due to the recent slower processing of rebate. The entire amount was recorded as manufacturing rebate income and corresponding receivables for the year ended December 31, 2015.

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SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 7 – Property, plant and equipment, net

Property, plant and equipment stated at cost less accumulated depreciation consisted of the following:

	December 31, 2015	December 31, 2014

Buildings improvements	$676,724	$715,833
Machinery and production equipment	904,144	1,383,792
Electronic equipment	87,290	92,335
Office equipment	24,982	26,426
Vehicles	360,735	94,174
Subtotal	2,053,875	2,312,560
Accumulated depreciation	(354,876)	(518,330)
Construction in progress	-	27,934
Total	$1,698,999	$1,822,164

The Company had certain production equipment under capital leases. The gross amount and the accumulated depreciation of these production equipment were $693,000 and $16,466, respectively, as of December 31, 2015, and nil as of December 31, 2014. See Note 12 for details.

Depreciation expense of the fixed assets, including assets under capital leases, was $211,276 and $200,288 for the years ended December 31, 2015 and 2014, respectively.

Note 8 – Intangible assets, net

	December 31, 2015	December 31, 2014

Software	$10,925	$11,556
Patents	4,620,000	4,887,000

Total	4,630,925	4,898,556
Less: Accumulated amortization	(1,852,990)	(1,470,222)

Intangible assets, net	$2,777,935	$3,428,334

The patents and the software are amortized over 10 years. Amortization expense for intangible assets for the years ended December 31, 2015 and 2014 was $482,639 and $490,084, respectively. Amortization expense for each of the next five years will approximate $480,000.

Note 9 –Equity investment

The Company invested RMB 300,000 (equivalent of $46,200) in Suzhou E Motors Selling & Leasing Co., Ltd. (“SEMSLC”) in September 2015 for a 30% equity interest in SEMSLC, a company established in the PRC, engaged in the selling and leasing electric vehicles to clients.

	December 31, 2015	December 31, 2014

Equity investment	$46,200	$-
Less: Investment loss	(13,596)	-
Translation adjustment	551	-
Total	$33,155	$-

13

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10 – Bank acceptance notes payable

Banks acceptance notes payable do not carry a stated interest rate, but have a specific due date usually for a period of three to six months. These notes are negotiable documents issued by financial institutions on the Company’s behalf to vendors. These notes can either be endorsed by the vendor to other third parties as payment, or can be factored to other financial institutions before becoming due. These notes are short-term in nature. As collateral security for financial institutions’ undertakings, the Company is required to maintain deposits with such financial institutions in restricted cash amounts equal to 100% of the balances of the bank acceptance notes. As of December 31, 2015 and December 31, 2014, deposits of $1,965,410 and $79,756 were reported as restricted cash on balance sheet.

Bank acceptance notes payable consisted of the following:

	December 31, 2015	December 31, 2014

Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for three months (11/19/2014 – 2/19/2015), repaid in full in February 2015.	$-	$79,756
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (7/14/2015–1/14/2016), repaid in full in January 2016.	30,246	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (7/16/2015–1/16/2016), repaid in full in January 2016.	52,822	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (10/16/2015–4/16/2016), repaid in full in April 2016.	308,000	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (10/27/2015 – 4/27/2016), repaid in full in April 2016.	539,000	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (12/3/2015 – 6/3/2016), repaid in full in June 2016.	778,932	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (12/4/2015 – 6/4/2016), repaid in full in June 2016.	31,478	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (12/10/2015 –6/10/2016), repaid in full in June 2016.	12,412	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (12/11/2015 – 6/11/2016), repaid in full in June 2016.	30,800	-
Bank acceptance notes issued by Zhangjiagang Rural Commercial Bank, for six months (12/14/2015 – 6/14/2016), repaid in full in June 2016.	181,720	-

Total	$1,965,410	$79,756

14

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 10 – Short-term bank loans

On July 2, 2015, the Company entered into a loan agreement with Jiangsu Zhangjiagang Rural Commercial Bank to borrow RMB 3 million (equivalent of $462,000) for working capital needs. The one-year loan is due on July 1, 2016 with a fixed annual interest rate of 7.86%. The loan is guaranteed by Zhangjiagang Jingang Investment Guarantee Co., Ltd., an unrelated party, and Dr. Henglong Chen, who is the principal shareholder and the Chairman of the Board of the Company, Mr. Hengwei Chen, who is the CEO of the Company, and ZLCV.

Note 12 – Related party transactions

The relationship and the nature of related party transaction are summarized as follow:

Name of Related Party	Relationship to the Company	Nature of Transactions
Dr. Henglong Chen	Shareholder and Chairman of the Board	Short-term loan

Zhangjiagang Light Commercial Vehicles Co., Ltd. (1) (“ZLCV”)	Shareholder	Short-term loan

Jiangsu E Motors Pure Electric Automobile Co., Ltd .	Controlled by Dr. Henglong Chen	Supplier of batteries

Mr. Hengwei Chen (2)	CEO of the Company	Personal loan

Suzhou E Motors Selling & Leasing Co., Ltd.	30% owned by the Company	Distributor
(1)	ZLCV is also owned and controlled by Dr. Henglong Chen.
(2)	Mr. Hengwei Chen is the younger brother of Dr. Henglong Chen.

Due from related parties consisted of the following:

	December 31, 2015	December 31, 2014

Dr. Henglong Chen	$2,568,258	$2,716,683
Zhangjiagang Light Commercial Vehicles Co., Ltd.	168,309	11,879
Total	$2,736,567	$2,728,562

Due to related party consisted of the following:

	December 31, 2015	December 31, 2014

Mr. Hengwei Chen	$695,311	$48,870
Total	$695,311	$48,870

Both balances of due from related parties and due to related party were unsecured, interest-free and due upon demand. The Company intends to collect the entire balance of due from related parties by the end of 2016. A payment plan has been communicated and agreed by Dr. Henglong Chen, the majority shareholder of the Company, who plans to use the cash proceeds he expects to receive, as a result of the subsequent acquisition of the Company by Tantech Holding, Inc. (See Footnote 16 for details), to pay off the related party dues.

Purchases from related party

The Company periodically purchases merchandise or raw materials from its affiliates during the ordinary course of business. The purchases made from a related party consist of the following:

	Years ended December 31,
	2015	2014
Jiangsu E Motors Pure Electric Automobile Co., Ltd.	$79,303	$41,569

15

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Sales to related party

The Company periodically sells merchandise to its affiliates during the ordinary course of business. The sales made to a related party consist of the following:

	Years ended December 31,
	2015	2014
Suzhou E Motors Selling & Leasing Co., Ltd.	$4,218,269	$-

Note 13– Sales-leaseback transaction

On November 7, 2015, the Company entered into a sale-leaseback agreement with Jiangsu Jinmao Financing Lease Co., Ltd. for the refinancing of its production equipment. The equipment with net book value of approximately $804,908 was sold for approximately $693,000. The transaction has been accounted for as a financing arrangement with a fixed annual interest rate of 5.7%, wherein the equipment remains on the Company’s books and will continue to be depreciated. The financing arrangement was guaranteed by Dr. Henglong Chen (Chairman of Board) and his wife, and Mr. Hengwei Chen (CEO) and his wife.

The loss on the sale of the equipment was expensed immediately as an Other Expense. A financing obligation in the amount of $693,000, representing the proceeds, has been recorded under long-term debt in the Company’s Balance Sheet, and is being reduced based on payments under the lease.

The lease has a term of 18 months and requires minimum annual lease payment as follows:

Year Ending December 31,	Amount
2016	$399,387
2017	293,613
Total	$693,000

Note 14 – Income taxes

The Company was registered in the PRC and is subject to corporate income tax at unified rate of 25%. The Company incurred losses since inception and is not liable for any income tax under the reporting periods.

The following table reconciles PRC statutory rates to the Company’s effective tax rates for the years ended September 30, 2015 and 2014:

Components of deferred tax assets are as follows:

	Years ended December 31,
	2015	2014

Net operating loss carry forward	$323,968	$854,190
Allowance for doubtful accounts	3,505	-
Inventory reserve	1,498	9,409
Valuation allowance	(5,003)	(9,409)
Deferred tax assets, net of valuation allowance	$323,968	$854,190

16

SUZHOU E MOTORS ELECTRIC BUSES CO., LTD.

NOTES TO FINANCIAL STATEMENTS

Note 15 – Major customers and suppliers

For the year ended December 31, 2015, two major customers accounted for approximately 69%, a related party of the Company, and 10% of the Company’s total sales, respectively. For the year ended December 31, 2014, three major customers accounted for approximately 31%, 14% and 14% of the Company’s total sales, respectively. Any decrease in sales to these customers will negatively impact the Company’s operations and cash flows if the Company fails to increase its sales to other customers.

As of December 31, 2015, two customers accounted for approximately 5% and 16% of the Company’s accounts receivable balance.

As of December 31, 2014, three customers accounted for approximately 0%, 53% and 20% of the Company’s accounts receivable balance.

For the year ended December 31, 2015, one major supplier accounted for approximately 63% of the total purchases. For the year ended December 31, 2014, five major suppliers accounted for approximately 31%, 19%, 15%, 13% and 11% of the total purchases, respectively.

Note 16 – Subsequent events

On May 2, 2016, the shareholders of the Company entered into an acquisition agreement with Tantech Holding Inc. (“Tantech”) pursuant to which Tantech would acquire 100% ownership of the Company from the current owners of the Company in exchange for a consideration of RMB 159,000,000 (approximately $25 million) and 3,250,000 shares of Tantech’s common stock. The total value of the cash and stock payments is estimated at about $40 million. On May 11, 2016, Tantech issued 3,250,000 shares of Tantech’s common stock to the shareholders. The remaining $25 million will be paid before the end of December, 2016. At the same time, Dr. Henglong Chen, the majority shareholder of the Company, has agreed to pay back all outstanding balance of related party dues.

17

Tantech Holding Inc.

Unaudited Pro Forma Condensed Combined Balance Sheet

As of December 31, 2015

(In dollars)

		Suzhou
		E Motors			Pro
	Tantech	(Acquiree)	Pro Forma		Forma
	Historical	Historical	Adjustments	Notes	Combined
Cash and cash equivalents	$6,273,389	$24,968	-		$6,298,357
Restricted cash	-	1,965,410	-		1,965,410
Accounts receivable, net	40,484,871	3,355,822	-		43,840,693
Manufacturer rebate receivable	-	6,052,200	-		6,052,200
Inventories, net	1,097,048	1,262,458	-		2,359,506
Advances to suppliers, net	15,597,108	188,398	-		15,785,506
Due from related parties	-	2,736,567	(2,736,567)	(c)	-
Other current assets	230,834	591,818	-		822,652
Total current assets	63,683,250	16,177,641	(2,736,567)		77,124,324
Property, plant and equipment, net	11,118,635	1,698,999	-		12,817,634
Intangible assets, net	2,102,507	2,777,935	15,400,000	(d)	20,280,442
Investment	-	33,155	-		33,155
Deposit for asset acquisition	2,465,600	-	-		2,465,600
Deposit for business acquisition	7,705,000	-	(7,705,000)	(b)	-
Goodwill	-	-	11,910,932	(a)	11,910,932
Deferred tax assets	-	323,968	-		323,968
Total assets	$87,074,992	$21,011,698	16,869,365		$124,956,055

Short-term bank loan	$8,444,680	462,000	-		8,906,680
Banker acceptance notes payable	-	1,965,410	-		1,965,410
Current portion of long-term debt	-	399,387	-		399,387
Accounts payable	3,072,368	3,795,982	-		6,868,350
Due to related parties	-	695,311	-		695,311
Accrued liabilities and other current liabilities	2,468,459	710,927	14,543,433	(e)	17,722,819
Total current liabilities	13,985,507	8,029,017	14,543,433		36,557,957
Long-term debt	-	293,613	-		293,613
Total liabilities	13,985,507	8,322,630	14,543,433		36,851,570

Total stockholders' equity	69,645,143	12,689,068	2,325,932	(f)	84,660,143
Noncontrolling interest	3,444,342	-	-		3,444,342
Total liabilities and equity	$87,074,992	21,011,698	16,869,365		$124,956,055

Tantech Holding Inc.

Unaudited Pro Forma Condensed Combined Statements of Income

For The Year Ended December 31, 2015

(In Dollars)

		Suzhou
		E Motors			Pro
	Tantech	(Acquiree)	Pro Forma		Forma
	Historical	Historical	Adjustments	Notes	Combined
Revenue to 3rd parties	$58,829,900	1,932,179	-		$60,762,079
Revenue to related parties		4,218,269	-		4,218,269
Manufacturer rebate income	-	6,307,650	-		6,307,650
Cost of revenue	41,947,684	9,166,396	-		51,114,080
Selling,general and administrative expense	5,582,907	1,256,761	-		6,839,668
Research and development expenses	1,084,867	24,036	-		1,108,903
Income from operations	10,214,442	2,010,905	-		12,225,347
Interest income (expense)	(329,646)	(48,210)	-		(377,856)
Other income (expense), net	1,419,672	(158,540)	-		1,261,132
Income before income taxes	11,304,468	1,804,155	-		13,108,623
Provision for income taxes	2,377,715	503,963	-		2,881,678
Net Income	8,926,753	1,300,192	-		10,226,945
Net Income attributable to the NCI	(487,928)	-	-		(487,928)

Net Income attributable to common stockholders	$8,438,825	$1,300,192	$-		$9,739,017

Basic and diluted
earnings per share	$0.40				$0.40
Weighted-average shares	21,240,548		3,250,000	(g)	24,490,548

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1 - Basis of presentation

The unaudited pro forma condensed combined financial statements are based on Tantech Holdings Ltd. ("Tantech")'s and Suzhou E Motors Electric Buses Co., Ltd. ("Suzhou E Motors")’s historical audited consolidated financial statements as adjusted to give effect to the acquisition of Suzhou E Motors . The unaudited pro forma combined balance sheet as of December 31, 2015 and statements of operations for the year ended December 31, 2015 give effect to the Suzhou E Motor acquisition as if it had occurred on January 1, 2015.

The pro forma combined financial statements do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

Note 2 - Preliminary purchase price allocation

On May 2, 2016, Tantech entered into an acquisition agreement with the shareholders of Suzhou E Motors pursuant to which Tantech would acquire 100% ownership of Suzhou E Motors from its current owners in exchange for a consideration of RMB 159,000,000 (approximately $25 million) and 3,250,000 shares of Tantech’s common stock. The total value of the cash and stock payments is estimated at about $40 million.

The unaudited pro forma condensed combined financial information includes various assumptions, including those related to the preliminary purchase price allocation of the assets acquired and liabilities assumed of Suzhou E Motors based on management's best estimates of fair value. The final purchase price allocation may vary based on final appraisals, valuations and analyses of the fair value of the acquired assets and assumed liabilities. Accordingly, the pro forma adjustments are preliminary and have been made solely for illustrative purposes.

The following table shows the preliminary allocation of the purchase price for Suzhou E Motors to the acquired identifiable assets, liabilities assumed and pro forma goodwill:

Total purchase price	$40,000,000
Cash and restricted cash	$1,990,378
Accounts receivable, net	3,355,822
Other current assets	10,831,441
Property, plant and equipment, net	1,698,999
Intangible assets, net	18,177,935
Investment	33,155
Deferred tax assets	323,968
Total identifiable assets	36,411,698
Accounts payable	(3,795,982)
Short-term bank loans and notes payable	(2,826,797)
Accrued liabilities and other current liabilities	(1,406,238)
Long-term debt	(293,613)
Total liabilities assumed	(8,322,630)
Total pro forma goodwill	$11,910,932

Note 3 – Pro forma adjustments

The pro forma adjustments are based on our preliminary estimates and assumptions that are subject to change based upon a future appraisal of the acquired assets. The following adjustments have been reflected in the unaudited pro forma condensed combined financial information:

(a)	Reflects the preliminary estimate of goodwill, which represents the excess of the purchase price over their fair value of Suzhou E Motor’s identifiable assets acquired and liabilities assumed as shown in Note 2.
(b)	Reflects the deposit of RMB 50,000,000 (approximately $7.7 million) in part of total cash consideration of RMB 159,000,000 (approximately $25 million) for the acquisition, which is eliminated for pro forma condensed combined balance sheet's purpose.
(c)	Reflects the outstanding balance of related party dues to be settled out of cash consideration of RMB 159,000,000 (approximately $25 million) for the acquisition.
(d)	Reflects the estimated fair value of identifiable intangible assets not on acquiree’s books, which are various electric vehicles production licenses with indefinite useful life.
(e)	Reflects the remaining cash payment to be made for the acquisition.
(f)	Reflects the elimination of the historical equity of Suzhou E Motor and the issuance of common shares to finance the acquisition, as follows:

Net equity proceeds from the issuance of 3,250,000 common shares	$15,015,000
($4.62 per share at the date of acquisition)
Less: audited Suzhou E Motor shareholders’ equity as of December 31, 2015	(12,689,068)

$2,325,932

(g)	Reflects the increase in the weighted average shares in connection with the issuance of 3,250,000 common shares to finance the acquisition